EXHIBIT 21.1

SUBSIDIARIES

Inspira Financial Company, a Washington corporation

Inspira SaaS Billing Services, a California Corporation.

SDP South Dakota Partners, Inc., a South Dakota corporation

Simbex, LLC, a New Hampshire limited liability company

ALG Health Plus, LLC, a Delaware limited liability company

Mio-Guard LLC, a Michigan limited liability company